# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCL Global Holdings Ltd, CIK 0002002045
CUSIP: G3777K103
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 29 Tai Seng Ave., #2-01, Singapore, Singapore (U0), 534119
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002053913

## Reporting persons
- Sega Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 8,001,835; shared voting power 0; sole dispositive power 8,001,835; shared dispositive power 0; aggregate amount beneficially owned 8,001,835 (6.3% of the class)
  Comment: Of the 8,001,835 ordinary shares beneficially owned, 5,334,556 shares are subject to a lock-up agreement. The reported ownership percentage is calculated based on 126,276,394 ordinary shares issued and outstanding on February 18, 2025.

## Item 1. Issuer
Name of issuer: GCL Global Holdings Ltd
Address of issuer's principal executive offices: 29 Tai Seng Ave., #2-01, Singapore

## Item 2. Person Filing
Name of person filing: Sega Corporation
Address of principal business office or, if none, residence: Sumitomo Fudosan Osaki Garden Tower, 1-1-1 Nishi-Shinagawa, Shinagawa-Ku, Tokyo 141-0033, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,001,835
Percent of class: 6.3
Sole power to vote or to direct the vote: 8,001,835
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,001,835
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - A lock-up agreement dated January 27, 2025.

## Signatures
- Sega Corporation: /s/ Shuji Utsumi, Shuji Utsumi/President & COO (02/20/2025)